UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
October 16, 2003

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0517977**
(*State or other jurisdiction* *of incorporation or organization)*	*(I.R.S. Employer* *Identification No.)*
1600 Smith Street, Dept. HQSCE **Houston, Texas** *(Address of principal executive offices)*	**77002** *(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

Item 12.   Results of Operations and Financial Condition

On October 16, 2003, we issued a press release announcing our financial results for the third quarter of 2003. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: October 16, 2003   **/s/ Frederick S. Cromer**
                                     Frederick S. Cromer
                                     Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release